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July 24, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neurogen Corporation Amendment No. 2 to Registration Statement on Form S-3 Filed July 24, 2008 File No. 333-150585
Dear Mr. Riedler:
     On behalf of our client, Neurogen Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, (the “Securities Act”) and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-3 of the Company filed with the Commission on May 1, 2008 (the “Registration Statement”).
     This Amendment No. 2 reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Stephen Davis, the Company’s Chief Executive Officer, dated July 16, 2008, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against the Registration Statement, to each of Rose Zukin and you.
     The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
1.	We note our prior Comment 7 and your response. The first bullet of that comment asked you to tell us the number of shares outstanding prior to the private placement transaction held by persons other than selling stockholders, affiliates of the company, and affiliates of the selling shareholders. While you have provided this information as of June 13, 2008, we were unable to locate information regarding ownership before the April 2008 private placement. Supplementally, please provide us with this information.

July 24, 2008

Response: The Company respectfully advises the Staff that the number of shares outstanding prior to the 2008 Private Placement held by persons other than selling stockholders, affiliates of the Company, and affiliates of the selling shareholders was 21,704,763 and is disclosed on page 1 of the Registration Statement.

2.	We note your response to Comment 12. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).
•	Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	Please Identify the selling shareholders as underwriters in the registration statement; and

•	Please include the price at which the underwriters will sell the securities.
Response: The Company respectfully advises the Staff that it has reduced the number of shares of common stock being registered pursuant to the Registration Statement to cover only the shares of common stock issued by the Company in the 2004 Private Placement and 29.89% of the Company’s public float immediately prior to the 2008 Private Placement.
     We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Wesley Holmes at 714-755-2231 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely, /s/ B. Shayne Kennedy B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures
cc: (via fax)
Stephen Davis